Grom Social Enterprises, Inc.

January 11, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention:	Joseph Cascarano, Senior Staff Accountant
Robert S. Littlepage, Accounting Branch Chief

Re:	Grom Social Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 27, 2017
Form 10-Q for Fiscal Quarters Ended September 30, 2017
Filed November 20, 2017
File No. 000-55585

Gentlemen:

This letter sets forth the response of Grom Social Enterprises, Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (“Staff”) in connection with the above referenced filing(s) as set forth in the Staff’s letter dated December 21, 2017.

For ease of reference, the Staff's comment is reproduced below in its entirety, and the Company's response immediately follows.

Form 10-Q for the quarterly period ended September 30, 2017

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page F-5

1.	Please explain to us, in detail, the basis of your conclusion that Illumination and Grom Holdings were under the common control before the date of the transfer. Tell us the percentage of voting control held by the CEO, the Executive Vice President and an Independent Director of the Company in each entity before the transfer. Also, tell us if contemporaneous written evidence of an agreement to vote a majority of each entities’ shares in convert exists. If so, pleas summarize the details of the agreements including the dates of the agreements and the parties involved.

Response: We note the Staff’s comment regarding the basis of our conclusion that common control existed between Illumination and Grom Holdings before the date of transfer. The Company’s CEO, Executive Vice President and an Independent Director owned approximately 55% of the voting control of Illumination and approximately 28% of the voting control of Grom Holdings prior to the date of the exchange. These percentages increase to approximately 65% and 35%, respectively, when including the voting control of other shareholders in common. The Company further notes that no contemporaneous written agreement(s) to vote a majority of each entities’ shares in concert existed prior to the transfer.

In light of these circumstances, the Company will amend its Form 10-Q filed for the quarterly period ended September 30, 2017 within a reasonable period of time. We will revise our financial statements and any related disclosures to now account for the acquisition transaction as a business combination under ASC 805, “Business Combinations”, and no longer as a pooling of interests resulting from a transaction between entities under common control.

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The Company will consider the fair value of the purchase consideration exchanged, in addition to the fair value of the net assets acquired and whether any separately identifiable intangible assets existed as of the date of the transaction. The potential impact of any such changes cannot be accurately quantified at this time. However, the Company believes that the purchase consideration transferred approximates fair value as the common shares were issued at an exchange rate pro rata with recent significant sales of each entities’ unregistered securities. The Company further believes that the recorded value of the acquired net assets received from Grom Holdings approximates their fair value, as the majority of the net assets were subject to a fair value analysis conducted by qualified professionals less than twelve months prior to the date of the exchange agreement. As such, the Company does not anticipate any material changes to the value of the net assets reported on its balance sheet.

Please contact me at (561) 287-5776 or, in my absence, Darren Marks, Chief Executive Officer, at (954) 579-9505 or our securities counsel, Marcelle S. Balcombe at Sichenzia Ross Ference Kesner LLP should you have any questions or require additional information.

Sincerely,

/s/ Melvin Leiner

Melvin Leiner

Executive Vice President and Chief Financial Officer

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